

January 29, 2015

Via E-mail
David Breier
President
Computron, Inc.
1 East Bedell St.
Freeport, NY 11520

      Re: Computron, Inc.
            Amendment No. 2 to Registration Statement on Form S-1
            Filed January 13, 2015
            File No. 333-199965

Dear Mr. Breier:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments are to those issued in our letter dated January 12, 2015.

General

1.   We note your response to prior comment 1. Notwithstanding your explanation that the cited Florida Bar ethics rule would require that separate records be kept for the funds associated with this offering, it remains unclear to us from your response how compliance with the ethics rule would prevent attachment of subscription proceeds for this offering by creditors of the attorney or of other clients of the attorney whose funds might be held in the client trust account. Please either provide us with further analysis in this regard, or revise your filing to state clearly the proceeds will not be held in a separate account and to provide appropriate risk factor disclosure regarding the risk that the funds could be attached or otherwise made unavailable in the event that you are required to promptly refund investors in accordance with Rule 10b-9(a)(2). In this regard, please revise the statements on page 14 that the subscription proceeds will be deposited into a "separate" account.

Risk Factors

"You may have limited access to information regarding our business…," page 6

2.   As discussed with your counsel previously, please revise the second sentence of this risk factor to avoid suggesting that the automatic suspension of reporting obligations under Section 15(d) of the Exchange Act would be in the company's discretion.

Certain Relationships and Related Transactions, page 27

3.   We note your response to prior comment 3. It remains unclear to us, however, why Mr. Gewerter's name was included in the registration statement as initially filed on November 7, 2014. Please advise.

Balance Sheet as of September 30, 2014, page 32

4.   Please correct the date in the label of the column on your balance sheet. In this regard, it appears that the information in the column should be labeled September 30, 2014 instead of September 30, 2013.

Exhibits

Exhibit 23.1, Consent of Independent Auditor

5.   Please update the consent of the independent registered public accounting firm.

Exhibit 99.1, Subscription Agreement

6.   The form of subscription agreement indicates that subscription checks should be made out to "Computron, Inc.," but the prospectus and your prior comment responses indicate that subscription checks for this offering should be made out to "Eilers Law Group, PA, Client Trust Account RE Computron." Please revise or advise.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via E-Mail
         William Robinson Eilers, Esq.
         Eilers Law Group, PA